1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated May 10, 2021

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Announcement on 2021/04/15:	Chunghwa Telecom to hold conference call for the first quarter 2021 results

99.02	Announcement on 2021/04/19:	To announce the differences between financial statements for the year of 2020 under Taiwan-IFRSs and that under IFRSs

99.03	Announcement on 2021/04/23:	Supplemental information related to the New Appointment of Representative of Juristic Person Director dated April 6, 2021

99.04	Announcement on 2021/04/28:	Honghwa International Corporation, the Company's subsidiary announces the acquisition of right-of-use asset from Chunghwa Telecom

99.05	Announcement on 2021/04/28:	Honghwa International Corporation, the Company's subsidiary announces the acquisition of right-of-use asset from Chunghwa Telecom

99.06	Announcement on 2021/05/06:	New appointment of Chief Audit Executive

99.07	Announcement on 2021/05/06:	The company’s board of directors approved the transaction with related parties–「IMS Core construction project」

99.08	Announcement on 2021/05/06:	The Company announced consolidated financial statements for the three months ended March 31, 2021 submitted to the Board of Directors

99.09	Announcement on 2021/05/07:	To announce the differences between financial statements for the three months ended March 31, 2021 under Taiwan-IFRSs and that under IFRSs

99.10	Announcement on 2021/05/10:	Chunghwa Telecom announces its operating results for April 2021

99.11	Announcement on 2021/05/10:	April 2021 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2021

Chunghwa Telecom Co., Ltd.

By:	/s/Yu-Shen Chen
Name:	Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.01

Chunghwa Telecom to hold conference call for the first quarter 2021 results

Date of events: 2021/05/04

Contents:

1.	Date of institutional investor conference: 2021/05/04

2.	Time of institutional investor conference: 15:00

3.	Location of institutional investor conference: Teleconference

4.	Outline of institutional investor conference:

Please refer to https://www.cht.com.tw/chtir and http://mops.twse.com.tw after 14:30 on May 4, 2021 Taipei time for the brief information and presentation of the investor conference.

5.	Any other matters that need to be specified:

Teleconference will be held during 15:00-16:00 Taipei time.

EXHIBIT 99.02

To announce the differences between financial statements for the year of 2020 under Taiwan-IFRSs and that under IFRSs

Date of events: 2021/04/19

Contents:

1.	Date of occurrence of the event:2021/04/19

2.	Year/Quarter of the financial report: The year of 2020

3.	Accounting principles applied for securities listed domestically:

Regulations Governing the Preparation of Financial Reports by Securities Issuers and the International Financial Reporting Standards, International Accounting Standards, International Financial Reporting Interpretations Committee and SIC Interpretations endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China (“Taiwan-IFRSs”)

4.	Inconsistent items/amounts in financial reports for securities listed domestically:

Under Taiwan-IFRSs, Chunghwa Telecom Co., Ltd. and its subsidiaries (or the “Company”) reported consolidated net income of NT$34,705,543 thousand, consolidated net income attributable to stockholders of the parent of NT$33,406,130 thousand, and basic earnings per share of NT$4.31 for the year ended December 31, 2020, respectively.  The Company also reported total assets of NT$506,377,992 thousand, total liabilities of NT$117,119,535 thousand, and total equity of NT$389,258,457 thousand as of December 31, 2020.

5.	Accounting principles applied for securities issued overseas:

International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRSs”)

6.	Inconsistent items/ amounts (securities issued overseas):

Under IFRSs, the Company reported consolidated net income of NT$34,704 million, consolidated net income attributable to stockholders of the parent of NT$33,419 million, and basic earnings per share of NT$4.31 for the year ended December 31, 2020, respectively.  The Company also reported total assets of NT$506,180 million, total liabilities of NT$118,907 million, and total equity of NT$387,273 million as of December 31, 2020.

7.	Inconsistent items/amounts in financial information for securities issued overseas:

The differences between consolidated net income under Taiwan-IFRSs and that under IFRSs followed by the Company mainly come from the timing of the recognition of income tax on unappropriated earnings. In addition, prior to incorporation, the Company was subject to the laws and regulations applicable to state-owned enterprises in Taiwan which differed from the generally accepted accounting principles as applicable to commercial companies. As such, revenue from providing fixed line connection service and selling prepaid phone cards was recognized at the time the service was performed or the card was sold by the Company. Upon incorporation, net assets greater than the capital stock was credited as additional paid-in-capital and part of the additional paid-in-capital was from the unearned revenues generated from connection fees and prepaid cards as of the date of incorporation. Under IFRSs, revenue from connection fees and prepaid phone cards was deferred at the time of the service performed or sale and recognized as revenue over time as the service is continuously performed or as consumed.  This reclassification from additional paid-in capital to retained earnings did not affect total equity.

8.	Any other matters that need to be specified:

Chunghwa Telecom’s earnings distribution and stockholders’ equity matters are in accordance with Taiwan-IFRSs.

EXHIBIT 99.03

Supplemental information related to the New Appointment of Representative of Juristic Person Director dated April 6, 2021

Date of events: 2021/04/23

Contents:

1.	Date of occurrence of the change:2021/04/23

2.	Name of legal person: Ministry of Transportation and Communications

3.	Name and resume of the previous position holder:

Chin-Tsai Pan, Executive Director of Chunghwa Telecom Workers’ Union

4.	Name and resume of the new position holder:

Shih-Hung Tseng, currently a member of Chunghwa Telecom Workers’ Union and President of Enterprise Union of Chunghwa Telecom Tainan Branch.

Mr. Tseng had served as the 1st to 5th Director of Chunghwa Telecom Workers’ Union.

5.	Reason for the change: discharge, new appointment

6.	Original term (from __________ to __________): from 2019/06/21 to 2022/06/20

7.	Effective date of the new appointment: 2021/04/06

8.	Any other matters that need to be specified: None

EXHIBIT 99.04

Honghwa International Corporation, the Company's subsidiary announces the acquisition of right-of-use asset from Chunghwa Telecom

Date of events: 2021/04/28

Contents:

1.

Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Totally 221 rental stores, such as No. 3*1, Ren 1st Rd., Ren’ai Dist., Keelung City, Taiwan

2.	Date of occurrence of the event: 2021/04/28

3.	Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: total 3,350 pings.

Unit price: average NT$ 2,278 per ping per month

Total transaction amount: NT$183,149,976

Right-of-use asset: NT$171,010,063

4.

Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed): Chunghwa Telecom Co., Ltd.; parent company

5.

Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:

Reason for choosing the related party as trading counterpart: Choosing the most appropriate place in terms of cost and business requirements.

The identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A

6.

Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A

7.	Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A

8.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Payment period: two years

Monthly payment.

Restrictions and other important agreements in the contract: None

9.	The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

The reference basis: Price negotiation

The decision-making department: Board of Directors

10.	Name of the professional appraisal firm or company and its appraisal price: N/A

11.	Name of the professional appraiser: N/A

12.	Practice certificate number of the professional appraiser: N/A

13.	The appraisal report has a limited price, specific price, or special price: N/A

14.	An appraisal report has not yet been obtained: N/A

15.	Reason for an appraisal report not being obtained: N/A

16.	Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A

17.	Name of the CPA firm: N/A

18.	Name of the CPA: N/A

19.	Practice certificate number of the CPA: N/A

20.	Broker and broker's fee: N/A

21.	Concrete purpose or use of the acquisition or disposal:

To build a complete telecommunications channel, which can provide consumers with faster and better telecom services.

22.	Any dissenting opinions of directors to the present transaction: None

23.	Whether the counterparty of the current transaction is a related party: Yes

24.	Date of the board of directors resolution: 2021/04/28

25.	Date of ratification by supervisors or approval by the audit committee: 2021/04/28

26.	The transaction is to acquire a real property or right-of-use asset from a related party: Yes

27.	The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A

28.	Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A

29.	Any other matters that need to be specified: None

EXHIBIT 99.05

Honghwa International Corporation, the Company's subsidiary announces the acquisition of right-of-use asset from Chunghwa Telecom

Date of events: 2021/04/28

Contents:

1.	Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Education building, No. 16*, Minzu Rd., Banqiao Dist., New Taipei City, Taiwan

2.	Date of occurrence of the event: 2021/04/28

3.	Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: total 725 pings.

Unit price: NT$900 per ping per month

Total transaction amount: NT$37,192,500

Right-of-use asset: NT$33,820,122

4.

Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed): Chunghwa Telecom Co., Ltd.; parent company

5.

Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:

Reason for choosing the related party as trading counterpart: Choosing the most appropriate place in terms of cost and business requirements.

The identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A

6.

Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A

7.	Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A

8.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Payment period: four years and nine months

Monthly payment.

Restrictions and other important agreements in the contract: None

9.	The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

The reference basis: Price negotiation

The decision-making department: Board of Directors

10.	Name of the professional appraisal firm or company and its appraisal price: N/A

11.	Name of the professional appraiser: N/A

12.	Practice certificate number of the professional appraiser: N/A

13.	The appraisal report has a limited price, specific price, or special price: N/A

14.	An appraisal report has not yet been obtained: N/A

15.	Reason for an appraisal report not being obtained: N/A

16.	Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A

17.	Name of the CPA firm: N/A

18.	Name of the CPA: N/A

19.	Practice certificate number of the CPA: N/A

20.	Broker and broker's fee: N/A

21.	Concrete purpose or use of the acquisition or disposal: Office premises

22.	Any dissenting opinions of directors to the present transaction: None

23.	Whether the counterparty of the current transaction is a related party: Yes

24.	Date of the board of directors resolution: 2021/04/28

25.	Date of ratification by supervisors or approval by the audit committee: 2021/04/28

26.	The transaction is to acquire a real property or right-of-use asset from a related party: Yes

27.	The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A

28.	Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A

29.	Any other matters that need to be specified: None

EXHIBIT 99.06

New appointment of Chief Audit Executive

Date of events: 2021/05/06

Contents:

1.

Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel (CEO, COO, CMO, CSO, etc.), financial officer, accounting officer, corporate governance officer, research and development officer, chief internal auditor, or designated and non-designated representatives): chief internal auditor

2.	Date of occurrence of the change: 2021/05/06

3.	Name, title, and resume of the previous position holder:

Min-Gume Cheng, Chief Audit Executive of the company, Master’s degree in Mathematics from National Chiao Tung University.

4.	Name, title, and resume of the new position holder:

Chiu-Ming Lien, Deputy Principal Engineer of Mobile Business Group, Master’s degree in Electrical Engineering from National Taiwan University.

5.	Type of the change (please enter: ”resignation”, ”position adjustment”, ”dismissal”, ”retirement”, ”death” or ”new replacement”): retirement

6.	Reason for the change: retirement

7.	Effective date: 2021/06/30

8.	Any other matters that need to be specified: None

EXHIBIT 99.07

The company’s board of directors approved the transaction with related parties–「IMS Core construction project」

Date of events: 2021/05/06

Contents:

1.	Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): IMS Core construction project

2.	Date of occurrence of the event: 2020/08/11~2021/05/06

3.	Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price: IMS Core construction project, totaling NT$519 million.

4.

Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed): Taiwan International Standard Electronics Ltd.; affiliate company

5.

Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: In accordance with Procurement Management Rules of Chunghwa Telecom Co., Ltd., Taiwan International Standard Electronics Ltd. is selected as the trading counterparty.

6.

Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A

7.	Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A

8.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions: In accordance with contract

9.

The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit: In accordance with Procurement Management Rules of Chunghwa Telecom Co., Ltd.

10.	Name of the professional appraisal firm or company and its appraisal price: N/A

11.	Name of the professional appraiser: N/A

12.	Practice certificate number of the professional appraiser: N/A

13.	The appraisal report has a limited price, specific price, or special price: N/A

14.	An appraisal report has not yet been obtained: N/A

15.	Reason for an appraisal report not being obtained: N/A

16.	Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A

17.	Name of the CPA firm: N/A

18.	Name of the CPA: N/A

19.	Practice certificate number of the CPA: N/A

20.	Broker and broker's fee: N/A

21.	Concrete purpose or use of the acquisition or disposal: IMS Core construction

22.	Any dissenting opinions of directors to the present transaction: None

23.	Whether the counterparty of the current transaction is a related party: Yes

24.	Date of the board of directors resolution: 2021/05/06

25.	Date of ratification by supervisors or approval by the audit committee: 2021/05/05

26.	The transaction is to acquire a real property or right-of-use asset from a related party: No

27.	The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A

28.	Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A

29.	Any other matters that need to be specified: None

EXHIBIT 99.08

The Company announced consolidated financial statements for the three months ended March 31, 2021 submitted to the Board of Directors

Date of events: 2021/05/06

Contents:

1.	Date of the financial reports submitted to the board of directors or approved by the board of directors: 2021/05/06

2.	Date of the financial reports approved by the audit committee: 2021/05/05

3.	Start and end dates of financial reports of the reporting period (XXXX/XX/XX~XXXX/XX/XX): 2021/01/01~2021/03/31

4.	Operating revenue accumulated from 1/1 to end of the period (thousand NTD): 50,100,995

5.	Gross profit (loss) from operations accumulated from 1/1 to end of the period (thousand NTD): 18,208,080

6.	Net operating income (loss) accumulated from 1/1 to end of the period (thousand NTD): 11,103,911

7.	Profit (loss) before tax accumulated from 1/1 to end of the period (thousand NTD): 11,320,348

8.	Profit (loss) accumulated from 1/1 to end of the period (thousand NTD): 9,121,630

9.	Profit (loss) during the period attributable to owners of parent accumulated from 1/1 to end of the period (thousand NTD): 8,804,944

10.	Basic earnings (loss) per share accumulated from 1/1 to end of the period (NTD): 1.14

11.	Total assets end of the period (thousand NTD): 506,501,196

12.	Total liabilities end of the period (thousand NTD): 109,050,456

13.	Equity attributable to owners of parent end of the period (thousand NTD): 385,766,989

14.	Any other matters that need to be specified: None

EXHIBIT 99.09

To announce the differences between financial statements for the three months ended March 31, 2021 under Taiwan-IFRSs and that under IFRSs

Date of events: 2021/05/07

Contents:

1.	Date of occurrence of the event:2021/05/07

2.	Year/Quarter of the financial report: The first quarter of 2021

3.	Accounting principles applied for securities listed domestically:

Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China (“Taiwan-IFRSs”)

4.	Inconsistent items/amounts in financial reports for securities listed domestically:

Under Taiwan-IFRSs, Chunghwa Telecom Co., Ltd. and its subsidiaries (or the “Company”) reported consolidated net income of NT$9,121,630 thousand, consolidated net income attributable to stockholders of the parent of NT$8,804,944 thousand, and basic earnings per share of NT$1.14 for the three months ended March 31, 2021, respectively. The Company also reported total assets of NT$506,501,196 thousand, total liabilities of NT$109,050,456 thousand, and total equity of NT$397,450,740 thousand as of March 31, 2021.

5.	Accounting principles applied for securities issued overseas:

IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standard Board (“IFRSs”)

6.	Inconsistent items/ amounts (securities issued overseas):

Under IFRSs, the Company reported consolidated net income of NT$8,638 million, consolidated net income attributable to stockholders of the parent of NT$8,338 million, and basic earnings per share of NT$1.07 for the three months ended March 31, 2021, respectively. The Company also reported total assets of NT$506,300 million, total liabilities of NT$111,318 million, and total equity of NT$394,982 million as of March 31, 2021.

7.	Inconsistent items/amounts in financial information for securities issued overseas:

The differences between consolidated net income under Taiwan-IFRSs and that under IFRSs followed by the Company mainly come from the timing of the recognition of income tax on unappropriated earnings. In addition, prior to incorporation, the Company was subject to the laws and regulations applicable to state-owned enterprises in Taiwan which differed from the generally accepted accounting principles as applicable to commercial companies. As such, revenue from providing fixed line connection service and selling prepaid phone cards was recognized at the time the service was performed or the card was sold by the Company. Upon incorporation, net assets greater than the capital stock was credited as additional paid-in-capital and part of the additional paid-in-capital was from the unearned revenues generated from connection fees and prepaid cards as of the date of incorporation. Under IFRSs, revenue from connection fees and prepaid phone cards was deferred at the time of the service performed or sale and recognized as revenue over time as the service is continuously performed or as consumed. This reclassification from additional paid-in capital to retained earnings did not affect total equity.

8.	Any other matters that need to be specified:

Chunghwa Telecom’s earnings distribution and stockholders’ equity matters are in accordance with Taiwan-IFRSs.

EXHIBIT 99.10

Chunghwa Telecom announces its operating results for April 2021

Date of events: 2021/05/10

Contents:

1.	Date of occurrence of the event:2021/05/10

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter "head office" or "subsidiaries"): head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence:

Chunghwa Telecom consolidated revenue for April 2021 increased year over year to NT$ 16.34 billion, mainly due to the increase of handset sales revenue and mobile service revenue growth turning positive, which offset the decrease of fixed-line voice revenue. Operating costs and expenses increased year over year to NT$ 12.59 billion, mainly due to the increase of cost of goods sold driven by the higher sales revenue. Operating income was NT$ 3.75 billion. Income before tax was NT$ 3.74 billion. Net income attributable to stockholders of the parent company was NT$ 2.89 billion. EPS was NT$0.37, which increased year over year. In addition, revenue reached the second quarter guidance previously announced while operating income, pretax income and EPS all exceeded the guidance.

6.	Countermeasures: None

7.	Any other matters that need to be specified: None

EXHIBIT 99.11

Chunghwa Telecom

May 10, 2021

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of April 2021.

1) Sales volume (NT$ Thousand)

Period	Items	2021	2020	Changes	%
Apr.	Net sales	16,340,190	15,717,512	(+) 622,678	(+)3.96%
Jan.-Apr.	Net sales	66,441,185	63,867,511	(+)2,573,674	(+)4.03%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	500,000	3,033,797

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	176,940
	Fair Value	-2,031
	The amount of unrealized gain(loss) recognized this year	-4,302

Settled Position	Total amount of contract	430,217
	The amount of realized gain(loss) recognized this year	-1,892

a-2 Non-trading purpose (that meets the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	900,886
	Fair Value	4,805
	The amount of unrealized gain(loss) recognized this year	3,053

Settled Position	Total amount of contract	186,288
	The amount of realized gain(loss) recognized this year	154

b Trading purpose : None